SUPPLY CHAIN Ryan Kilcullen 24 September 2014 Exhibit 99.6

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand
Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,”
“objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and
Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to
Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

• Supply Chain at JH • Network Expansion Impact • Customer Focus • Freight Market and JH Performance AGENDA 4

JH SUPPLY CHAIN OVERVIEW 5

JH SUPPLY CHAIN
Raw Material
Suppliers
Manufacturing
Scheduling
Outbound
Freight
Channel
Management
Warehousing
Jobsite
Delivery
Raw Material
Requirements
Inventory
Strategy
Capacity
Planning
Production
Scheduling
Demand
Forecasting
Managing the three flows: Product, Information and Cash Flow
Product Flow
Information Flow
JH Supply Chain Organization

JH SUPPLY CHAIN OBJECTIVES
JH Supply Chain has two primary objectives
1. Customer value creation
2. Operational and financial efficiency
We accomplish by
• Leveraging our network scope and operating capability
to enhance the profitability and experience of our
customers
• Deploying optimization concepts and tactics to
maximize financial returns to JH

EXAMPLE 1: VMIS
VMIs increase the profitability of our channel partners
VMIs are a critical element of our overall business strategy

Optimizing JH Returns
Customer Value Creation
Lower freight costs
- Weight max, ideal sourcing, lead time
Order volatility is greatly reduced
Increase in C+ penetration
Enables scale for jobpack LTLs
Significant reduction in working capital
Wider SKU offering
Reduced order processing costs – JH does
all replenishment activities
Ability to place LTL special orders

EXAMPLE 2: JOBPACKS
Customer Value Creation
• To-the-piece ordering capability reduces
jobsite waste and returns cost
• Made-to-order at standard lead-times
eliminates the need for inventory
• Access to the full JH line enables selling
the whole house
The efficiency of our jobpack supply chain enables a competitive advantage by delivering “the tail” at an unmatched cost-to-service
Jobpacks enable full wrap ColorPlus through an efficient supply chain
Optimizing JH Returns
• HardieLink enables efficient order flow
• APO scheduling creates efficient
manufacturing sequencing and changeovers
• Manugistics TMS optimizes multi-stop routing
& leverages VMI volume scale

James Hardie Plant
James Hardie VMI
Home Depot DC
Lowe's DC
James Hardie Reload

JH NETWORK EVOLUTION
JH Network – FY05
Customer Value Creation
Optimizing JH Returns

• Limited non-product value creation in JH
supply Chain
• Product mixing rules force complexity
onto our customer base
• Production scheduling  is focused on
enabling flat sheet PcI/PdI
• Freight model is optimized for full
truckload purchasing performance

James Hardie Plant
James Hardie VMI
Home Depot DC
Lowe's DC
James Hardie Reload

JamesHardie

JH NETWORK EVOLUTION
JH Network – Today
Optimizing JH Returns
Customer Value Creation

• Network density enables flexible ordering
rules to mix full range of products
• VMIs and jobpacks create profitable options
for servicing all builder types
• Focus is on internal JH optimization of
production scheduling and freight routing
• Expanded scope of JH network enables
significant reduction of average truck haul

James Hardie Plant
James Hardie VMI
Home Depot DC
Lowe's DC
James Hardie Reload

JamesHardie

JH NETWORK EVOLUTION
JH Network – 35/90
Customer Value Creation
Optimizing JH Returns

• Customer-focused value chain makes JH
an easy-to-work with Business Partner
• Deeper understanding of non-product value
enhances customer profitability
• Integrated supply chain (raw materials to
market) enables true optimization
• Efficiency focus is on inbound/outbound
opportunities and deep customer
partnerships

CHALLENGES OF INCREASING NETWORK SCALE
A growing network also brings supply chain challenges
Capturing the full benefit of scale requires:
1. A step change in organizational capability
2. Optimization logic in our daily supply chain operations

ORGANIZATIONAL CAPABILITY
5 Pillar Strategy
Recruit Engage Develop Evaluate Grow/Promote
Attract, develop and retain supply chain talent that
can manage the challenges of our 35/90 network
External
Technical
Expertise
Leverage the
Chicago MBA
Program
Customer
Operations as
a Pipeline
Quality
Performance
Management
In-Role Career
Progression
Mapping
Manufacturing
Experience
Assignment
Pilot
APICS
Technical
Development
Program
PG&D Goal
Setting and
Progress
Tracking

Connection to
the Business
Speaker Series
JHMT Lunch
events
Early-Career
“Next Steps”
Events

PROCESS CAPABILITY
Capturing the opportunities of a highly integrated network
requires enhanced operating capabilities
Order Flow Planning Processes Freight Management
• Integration with
customer ERPs
• HardieLink
• VMI Transaction
Automation
• Flat sheet
scheduling logic
• APO deployment
• Network landed
cost optimization
• Multi-stop
optimization
• Purchasing
model
enhancements

1
8.25 CMS Plank – KB – 205 PCs
4" HLD Trim – AW – 28 PCs
4x8 SM Panel – IG – 16 PCs
2
6.25 CMS Plank – IG – 318 PCs
6" HLD Trim – KB – 35 PCs
4x8 CM Panel – AW – 22 PCs
3
8.25 SM Plank – KB – 185 PCs
4" HLD Trim – AW – 12 PCs
4x8 CM Panel – AW – 8 PCs
4
6.25 CMS Plank – IG – 1050 PCs
8.25 CMS Plank – KB – 630 PCs
4x10 Sie8 Panel – AW – 100 PCs
4x8 CM Panel – AW – 22 PC (2)
4x8 CM Panel – AW – 8 PCs (3)
4x10 Sie8 Panel – AW – 100 PC (4)
4" HLD Trim – AW – 28 PC (1)
4" HLD Trim – AW – 12 PCs (3)
8.25 CMS Plank – KB – 205 PC (1)
8.25 CMS Plank – KB – 630 PC (4)
8.25 SM Plank – KB – 185 PC (3)
6" HLD Trim – KB – 35 PCs (2)
6.25 CMS Plank – IG – 1050 PC (4)
6.25 CMS Plank – IG – 318 PC (2)
4x8 SM Panel – IG – 16 PCs (1)
8.25 CMS Plank – KB – 205 PCs
4" HLD Trim – AW – 28 PCs
4x8 SM Panel – IG – 16 PCs
1
6.25 CMS Plank – IG – 318 PCs
6" HLD Trim – KB – 35 PCs
4x8 CM Panel – AW – 22 PCs
2
8.25 SM Plank – KB – 185 PCs
4" HLD Trim – AW – 12 PCs
4x8 CM Panel – AW – 8 PCs
3
6.25 CMS Plank – IG – 1050 PCs
8.25 CMS Plank – KB – 630 PCs
4x10 Sie8 Panel – AW – 100 PCs
4

JamesHardie

PROCESS ENHANCEMENT EXAMPLE
Automated order flow systems enable jobpack fulfillment with high organizational, manufacturing and freight cost efficiency
Customer
orders with
multiple SKUs
& colors
Automated,
optimized
sequencing
Re-aggregated
orders, ready
for shipment
HardieLink
Order Entry
System
TMS Multi-Stop
Optimizer
APO Production Scheduling Optimization

CUSTOMER VALUE INITIATIVE: ON-TIME SERVICE 17

Visionary Builder
Brand Contractor
Brand Contractor
MF Builder
Aligned Channel
Artisan/C+
JH Brand
Cemplank
James Hardie

JamesHardie

THE IMPORTANCE OF CONSISTENT SERVICE
• Secures market position
• Enables us to capitalize on our sales force
investment
• Maintains our brand
• Reduces waste in our internal organization
– allows us to invest in growth, rather than
maintenance of our existing base
Consistent on-time performance critical component of enabling 35/90
Importance to the Channel Importance to Hardie
On-time service performance requires a systematic approach
to capacity management and day-to-day operational planning

ENSURING SUFFICIENT CAPACITY FOR DEMAND
Regional Sourcing Zones
Customer demand is grouped into
sourcing zones
Lowest Cost Sourcing
Manufacturing & freight costs
determine “ideal” source plant
Introducing manufacturing
capacities shifts the model
Actual Network Sourcing
Constant network balancing ensures we have sufficient production capacity to meet customer demand
Our objective is to fulfill every customer order at the lowest landed cost, with a high level of on-time service

Leading Indicators

PERSPECTIVE	KPI DETAILS					
	KPI CODE	KPI	Weekly Goal	WE 8/8	WE 8/15	WE 8/22
SERVICE	1.3	>XX% 4-Day Reservation	Metric			
	1.4	>XX% On-Time Transfers	Metric			
	1.5	>XX% TTI 8-Day Reservation	Metric			
	1.8	>XX% Schedule Adherance	Metric			
CAPACITY & INVENTORY MANAGEMENT	2.1	>XX% Inventory in Bands	Metric			
	2.2	>XX% Inventory Efficiency	Metric			
	2.3	<XX% Cycle Count Adjustment	Metric			
	2.5	Color Cycle Compliance	Metric			

Automating Processes

APO Usage by Lane and STO %
Lanes in APO
P2P% Using APO
Network % Using APO
Q2 FY 14
Q3 FY14
Q4 FY14
Q1 FY15
Q2 FY15

Quick Reactions to Trends

Organizational Ownership

Network Grade
A
B
C
D

JamesHardie

OPERATIONAL EXCELLENCE IN ORDER FULFILLMENT A strong customer focus drives our daily replenishment activities 20

ON-TIME SERVICE SUMMARY
• On-time service is an important component of JH Customer
Focus and has a direct link to 35/90
• Our supply chain systems are designed for on-time service at optimized total landed cost
• Our recent performance has been strong – the most recent 3 quarters are our highest service performance in the last 5 years
• Consistent on-time service enables us to continue to pull buffers out of our supply chain – resulting in further cost reductions

MAXIMIZING JH RETURNS: MANAGING THE RISING TRANSPORTATION MARKET 22

Market Freight Costs -$/Mile
$2.50
$2.30
$2.10
$1.90
$1.70
$1.50
$1.30
$1.10
$0.90
$0.70
$0.50
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
$/Mile

JamesHardie

EXTERNAL TRANSPORTATION COST
Market rates* have rebounded dramatically from recession-levels
External factors are driving freight costs to historic highs
*Source: KeyBanc Capital Markets Truckload Spot Index

HEADWINDS IN THE FREIGHT MARKET
Fundamental shifts in the demand/supply equation driving cost
The result of this shift will be a higher cost market than historical reference points – We do not expect a return to pre-recession costs
Demand Drivers Supply Constraints
Post-recession economic recovery
Increasingly congested rail system
Recent regulatory changes that
reduce driver capacity
Demographic shifts = an annual net
loss of drivers in the workforce
More difficult credit environment
limiting capacity investments

• Aging infrastructure = less efficient
• Growing US petro industry that is
becoming rail reliant

JH $/MSTDFT vs. $/Mile
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
$/MSTDFT
$/Mile

JamesHardie

JH NETWORK AND MARKET FREIGHT COSTS
FY05 – FY12
JH freight cost trended inline with market rates
FY13 – FY15
JH freight costs separate from the market trend as a result
of multiple initiatives to improve our network efficiency

PROGRESS DRIVING THE RECENT SEPARATION
Result How it was Achieved
14% reduction in average length
of truckload haul
5% more fiber cement on every
truckload shipped
7% improvement in purchasing
performance vs the market
• Significantly higher utilization of rail
• Plant-to-plant and ColorPlus® product
network rail
• VMI-enabled sourcing improvements
• Automated LTL truckload building capability
• VMI-enabled weight maximization program
• Product weight logic optimization
• 26% increase in JHBP brokerage volume
• Pick-up window increase by improved
planning
• Targeted lane purchasing program

JH TRANSPORTATION SUMMARY
• There are significant headwinds in the external freight
market
• Network efficiencies have largely offset these costs
• Our ability to continue to off-set this cost pressure will become more reliant on closer partnerships with Customers
and Carriers
• JH Supply Chain must continue its hard push to optimize
freight costs in our network

SUPPLY CHAIN SUMMARY 28

SUPPLY CHAIN SUMMARY
• JH Supply Chain is focused on delivering customer value while optimizing financial returns
• Our expanding network enables us to maximize both of these objectives – while requiring improved organizational and process capabilities
• FY15 YTD we are delivering on our commitment of Customer
Focus
• We expect strong headwinds in the freight market to continue, and we are focused on offsetting the impact on JH financials

QUESTIONS